PUBLIC DOCUMENT

16001858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2016
Washington DC
404

SEC FILE NUMBER
8- 69353

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jett Capital Advisors LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

712 Fifth Ave, 11th Floor

New York, N.Y. 10019

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Clarke Gray 212-916-7450

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP

One Penn Plaza, Suite 300, N.Y., N.Y. 10039

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jett Capital Advisors LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

Micah A. Taylor
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02TA6125117
Qualified in Richmond County
Commission Expires Oct. 02, 2017

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JETT CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934)

FOR THE YEAR ENDED DECEMBER 31, 2015

AS A PUBLIC DOCUMENT

JETT CAPITAL ADVISORS LLC

CONTENTS

BAKER TILLY

Baker Tilly Virchow Krause, LLP
One Penn Plaza, Ste 3000
New York, NY 10119
tel 212 697 6900
fax 212 490 1412
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Jett Capital Advisors, LLC
New York, New York

We have audited the accompanying statement of financial condition of Jett Capital Advisors, LLC as of December 31, 2015. The statement of financial condition is the responsibility of Jett Capital Advisors, LLC's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial condition of Jett Capital Advisors, LLC as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

New York, New York
February 25, 2016

JETT CAPITAL ADVISORS LLC

Statement of Financial Condition

December 31, 2015

ASSETS:	
Cash	$ 271,531
Receivable from parent	35,512
TOTAL ASSETS	$ 307,043
LIABILITIES AND MEMBER'S EQUITY:	
Accounts payable and accrued expenses	$ 83,563
TOTAL LIABILITIES	83,563
Commitments and Contingencies	
Member's Equity	223,480
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 307,043

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Jett Capital Advisors, LLC ("the Company", "the LLC", "or "JCA") was organized in Delaware on August 19, 2013. On March 18, 2014 the Company was approved as a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company advises its customers in raising capital primarily through private placements of public equity securities to institutional investors. The Company is focused primarily on the mining and minerals sector. It is a wholly owned subsidiary of Jett Capital Advisors Holdings, LLC ("the parent" or "JCAH").

The Company operates pursuant to section (k)(1) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Significant Accounting Policies:

Basis of Presentation

The accompanying financial statements and related notes have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities

The LLC may receive non-publicly traded securities in lieu of a small portion of its fees. As such, these investments are considered illiquid, meaning that should the LLC choose to liquidate these investments, there would likely not be a ready market to do so. In addition, since there is no ready, public market for these investments there is no easily ascertainable market for determining the fair value of these investments.

The LLC has implemented ASC 820-10 (previously known as Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* or SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. Under ASC 820-10, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on measurement dates. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the LLC. Unobservable inputs reflect the LLC's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the LLC has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities(continued)

determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the LLC in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the LLC's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The LLC uses prices and inputs that are current as of the measurement date, including periods of market dislocation.

In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The LLC values investments in securities for which there is no ready market at fair value as determined by the LLC's management. Many of the LLC's securities have experienced severe price volatility as a result of the increased credit risk and the reduced liquidity of these investments in the marketplace.

Under current market conditions, the LLC's securities may be deemed to be illiquid. Illiquid securities are generally those for which there is no ready market available to facilitate the liquidation of the securities. This may result in the securities being disposed of at a price significantly different than the recorded value since the market price of illiquid securities generally is more volatile than that of more liquid securities. This illiquidity of securities may result in the LLC incurring substantially different results on the final sale of some securities than the current fair value recognizes.

Among the more specific factors that are considered by management of the LLC in determining the fair value of a security are: (1) type of security; (2) cost at date of purchase (generally used for initial valuation); (3) for restricted securities, the discount from market value of unrestricted securities of the same class at the time of purchase; (4) information as to any transactions or offers with respect to the security:

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Valuation of Non-Marketable Securities (continued)

(5) special reports prepared by analysts; (6) the price and extent of public trading in similar securities of the issuer or comparable companies; (7) the fundamental analytical data relating to the investment; and (8) evaluation of the forces which influence the market in which these securities are purchased and sold.

There can be no assurance that the LLC could purchase or sell a security at the price used to calculate the LLC's capital. Changes in the estimated fair value of securities may be less frequent and of greater magnitude than changes in the price of securities valued at their last sale price, by an independent pricing service, or based on market quotations. Those estimated values do not necessarily represent the amounts that may be ultimately realized, due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. As of December 31, 2015 there were no deferred taxes or allowances.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days which are not held for sale in the ordinary course of business.

Credit Risk

The only credit risk taken by the Company occurs when cash balances in a bank account exceeds the Federal Deposit Insurance Corporation (FDIC) insurance.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Concentrations and Other Risks

The Company's top three clients individually represent 18.7%, 15.8%, and 10.2% of the Company's revenue and together aggregate approximately 44.7% of the Company's total revenue. All of the Company's clients are headquartered primarily in the Pacific Basin and Canada, but since revenues are recorded as received and usually paid at closing there is no material foreign exchange risk.

Note 2 - Net Capital Requirements

The Company is registered with the Securities and Exchange Commission. The Company does not carry customer accounts and does not accept customer funds or securities.

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2015, the Company had net capital of $187,968, which was $87,968 in excess of its net capital requirement of $100,000.

Note 3 - Income Taxes

The Company is a wholly-owned Limited Liability Company, and files consolidated federal, state and local income tax returns with its only member, its Parent, and as a result is a "disregarded entity" for income tax purposes. Accordingly, no provision or liability for federal and state income taxes has been included in the financial statements. The Company is subject to New York City Unincorporated Business Tax ("NYCUBT"). The Company accounts for the NYCUBT as though the Company filed its own return and tax payments, if any, are paid to its Parent for its proportionate share of income taxes. For UBT purposes, compensation and benefits paid to members of JACH are not deductible. In 2015 the Company incurred $47,856 in NYCUBT and has $9,856 accrued for NYCUBT payable which has been netted with amounts from the parent at December 31, 2015.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to

Note 3 - Income Taxes (continued)

meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. All tax years from 2012 remain subject to examination. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Note 4 - Related Party Transactions

The Company has entered into an expense sharing agreement with JCAH as of April 1, 2014 whereby all expenses related to the business of the Company will be borne by the Company as follows:

All registration and filing fees incurred in connection with associated persons of the Company for registrations which may be required under (i) the Securities Exchange Act of 1934 (the "Exchange Act"); (ii) the By-Laws and Rules of Financial Industry Regulatory Authority ("FINRA"): and (iii) all applicable securities laws and regulations of those States and other jurisdictions in which such associated persons of the Company intend to conduct business; and

All FINRA-related dues and assessment fees, annual independent auditor fees, fidelity bond premium fees, and its own federal, state and local tax liabilities.

All expenses related to the business of the Company. Any expenses paid by JCAH will be reimbursed by the Company at the cost to JCAH including that for use of the New York office space (office space lease is in the name of JCAH) which has aggregated $233,007 for the year ended December 31, 2015

JCAH will also be responsible to acquire from the Company all fees received in-kind at the calculated value on the date of acquisition, through an intercompany transfer of the asset. No in-kind fees or transfers were earned or made during 2015.

This agreement shall be terminated upon the cessation of the Company's commercial operations

Note 5 - Commitments and Contingencies

In the normal course of its operations, the Company enters into contracts and agreements that contain indemnifications and warranties. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of loss to be remote.

Note 6 - <u>Investments at Fair Value</u>

During 2015 one transaction resulted in the Company receiving a portion of its fee in options. These assets were recorded at fair value based upon a fair value hierarchy in accordance with ASC 820-10. See Note 1 for a discussion of the Partnership's polices. All of these instruments were Level 3 investments and were valued using the Black Scholes options valuation method. The Black Scholes method requires four standard inputs as follows: volatility, risk free rate, dividend yield and expected term. The inputs which were used for these valuations were 25%, 1%, 0% and 2 to 5 years, respectively. The cost of these instruments aggregated $37,662 and they were immediately sold at market for $171,150. The difference, $133,488, was included in fee revenue for 2015.

There were no Level 3 investments included in the Company's Statement of Financial Condition at December 31, 2015.